UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                        INFORMATION TO BE INCLUDED IN
                STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                            GENESEE & WYOMING INC.

                               (Name of Issuer)
                     Class A Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   371559105
                                (CUSIP Number)

                            Mortimer B. Fuller, III
                            Genesee & Wyoming Inc.
                              66 Field Point Road
                              Greenwich, CT 06830
                                 203-629-3722
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

                 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











































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

                                 SCHEDULE 13D

CUSIP No. 371559105                                         Page 2 of 9

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (ENTITIES ONLY)

                 Mortimer B. Fuller, III

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*

                 OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

NUMBER OF     7        SOLE VOTING POWER
SHARES
BENEFICIALLY                   806,775
OWNED BY EACH
REPORTING     8        SHARED VOTING POWER EACH
PERSON WITH
                               0

              9        SOLE DISPOSITIVE POWER

                               806,775

              10       SHARED DISPOSITIVE POWER

                               0

11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          806,775

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*                                        / /

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             18.60%

14               TYPE OF REPORTING PERSON*

                              IN
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

                    STATEMENT PURSUANT TO RULE 13d-1 OF THE
                    GENERAL RULES AND REGULATIONS UNDER THE
                SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

Item 1.  Security and Issuer
         This statement on Schedule 13D relates to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Genesee & Wyoming Inc., a Delaware corporation (the "Company"), beneficially owned by (1) The 1818 Fund III, L.P., a Delaware Limited Partnership (the "Fund"), Brown Brothers Harriman & Co., a New York Limited Partnership and general partner of the Fund ("BBH&Co."), T. Michael Long ("Long"), Lawrence C. Tucker ("Tucker", and together with Long, BBH& Co. and the Fund, the "BBH Group"), through their respective holdings of Series A Senior Redeemable Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") of the Company convertible into Class A Common Stock at the option of the holder and
(2) Mortimer B. Fuller, III ("Fuller"). The Company's principal executive office is located at 66 Field Point Road, Greenwich, Connecticut 06830.

Item 2.  Identity and Background
         This Schedule 13D is being filed solely because Fuller and the BBH Group constitute a group pursuant to Rule 13(d)(5)(b)(1) by virtue of the Letter Agreement, dated December 12, 2000 between the Company, the Fund and Fuller (the "Letter Agreement").

         (a), (b),(c) and (f). This statement is being filed by Fuller. Fuller is the Chairman and Chief Executive Officer of the Company. The business address for Fuller is c/o Genesee & Wyoming Inc., 66 Field Point Road, Greenwich, Connecticut 06830. Fuller is a citizen of the United States.

         (d) Fuller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

         (e) During the last five years, Fuller has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Fuller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

Item 3.  Source and Amount of Funds or Other Consideration
         Pursuant to the Stock Purchase Agreement by and between the Company and the Fund dated October 19, 2000 (the "Stock Purchase Agreement"), on December 12, 2000 the Company issued, and the Fund acquired from the Company, 20,000 shares of Preferred Stock for an aggregate purchase price of $20,000,000. As a condition to the Fund acquiring the 20,000 shares of Preferred Stock, Fuller, the Company and the Fund were required to enter into

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

the Letter Agreement. Pursuant to the Letter Agreement, Fuller has agreed, so long as the Fund continues to own at least 20% of the shares of Class A Common Stock issued or issuable upon conversion of the Preferred Stock, to vote all shares of the capital stock of the Company (whether now or hereafter acquired) owned (whether jointly or severally) or, to the extent permitted by law, controlled (including shares held by the Estate of Frances A. Fuller until distributed in accordance with Section 2(f) of the Letter Agreement, but excluding shares held by the Overlook Estate Foundation, Inc. or the Frances A. Fuller Family Trust) by him in order to (i) cause the election to the Board of Directors of the Company the designee of the Fund, (ii) cause the removal from the Board of Directors (with or without cause) of any director elected in accordance with clause (i) upon the written request of the Fund, and upon the vacancy in the Board of Directors as a result of any individual designated as provided in accordance with clause (i) above ceasing to be a member of the Board of Directors, whether by resignation or otherwise, the election to the Board of Directors as promptly as possible of any individual designated by the Fund that is reasonably acceptable to the Company. Additionally, the Fund is granted tag-along rights, subject to certain exceptions, in the event Fuller transfers 15% or more, in the aggregate, of the shares of Class A Common Stock or Class B common stock, par value $.01 per share (the "Class B Common Stock") directly owned by him which, for purposes of the tag-along rights, include shares owned by the Estate of Frances A. Fuller (until distributed in accordance with Section 2(f) of the Letter Agreement), but exclude shares owned by the Overlook Estate Foundation, Inc. or the Frances A. Fuller Family Trust, in a single or series of related private transactions.

         A copy of the Letter Agreement is incorporated by reference as
Exhibit 1. Copies of the Stock Purchase Agreement and the Certificate of Designation of 4.0% Senior Redeemable Convertible Preferred Stock, Series A, are incorporated by reference as Exhibits 2 and 3. The Fund has also entered into a Registration Rights Agreement between the Company and the Fund, dated December 12, 2000 (the "Registration Rights Agreement"), pursuant to which the Company has agreed, under the terms and conditions set forth therein, to register under the Securities Act of 1933, as amended, the Class A Common Stock issuable upon the conversion of the shares of Preferred Stock held by the fund and all other shares of Class A Common Stock held by the Fund. A copy of the Registration Rights Agreement is incorporated by reference as
Exhibit 4 and is incorporated herein by reference.

         The consideration paid by the Fund for the shares of Preferred Stock it purchased under the Stock Purchase Agreement was $20,000,000 in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.


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


Item 4.  Purpose of Transaction
        The Fund acquired the securities of the Company for investment purposes only. Fuller may from time to time acquire additional shares of Class A Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares of Class A Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, Fuller may sell all or a portion of the shares of Class A Common Stock or Class B Common Stock in open market or in privately negotiated transactions, subject to the factors and conditions referred to above and compliance with applicable laws. Pursuant to the Letter Agreement, the Company agreed to cause the Fund's nominee to be appointed to the Company's Board of Directors on or prior to January 11, 2001.

         Except as set forth above in this Item 4, Fuller does not have any present plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interests in Securities of the Issuer
         (a)-(c) The beneficial ownership of the Issuer's Class A Common Stock and Class B Common Stock by Fuller is as follows:

         Fuller beneficially owns 806,775 shares of Class A Common Stock, 481,807 of which are represented by shares of Class B Common Stock that are convertible into shares of Class A Common Stock at any time, 77,850 of which are represented by presently exercisable options to purchase shares of Class A Common Stock, and 176,476 of which are represented by presently exercisable options to purchase shares of Class B Common Stock. Such beneficial ownership represents 18.60% of the outstanding shares of Class A Common Stock.

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

         The beneficial ownership set forth above does not include the 24,050 shares of Class A Common Stock beneficially owned by Fuller as Trustee of the Frances A. Fuller Family Trust and the 21,498 shares of Class A Common Stock owned by the Overlook Estate Foundation, of which Fuller is the President because these shares are not included in Fuller's beneficial ownership for purposes of this 13D filing as they are not subject to the terms of the Letter Agreement.

         The Fund Group beneficially owns 869,565 shares of Class A Common Stock, excluding the 806,775 shares which they are deemed to own pursuant to
Section 13(d)(5)(b)(1), representing 19.45% of the outstanding shares of Class A Common Stock. Therefore, for purposes of Section 13(d)(5)(b)(1), the group comprised of the Fund Group and Fuller beneficially own 1,676,340 shares of Class A Common Stock, representing 32.20% of the outstanding shares of Class A Common Stock.

         Fuller has sole power to vote and dispose of 806,775 shares of Class A Common Stock, 481,807 of which are represented by shares of Class B Common Stock that are convertible into shares of Class A Common Stock at any time, 77,850 of which are represented by presently exercisable options to purchase shares of Class A Common Stock, and 176,476 of which are represented by presently exercisable options to purchase shares of Class B Common Stock.
The Fund Group has sole power to vote and dispose of 869,565 shares of Class A Common Stock.

         On December 1, 2000, Fuller exercised 10,900 options, at an exercise price per option of $17.00, to purchase shares of Class A Common Stock in the open market. Fuller immediately sold such shares of Class A Common Stock in the open market at $29.18 per share.

         Except as set forth above, no party described in this Schedule 13D beneficially owns any shares of Class A Common Stock or has effected any transaction in shares of Class A Common Stock during the preceding 60 days.

         Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         Except for the Letter Agreement, incorporated by reference as
Exhibit 1, neither Fuller nor, to the best knowledge of Fuller, any party to the transaction has any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Item 7. Material to Be Filed as Exhibits
         The following exhibits are filed with this statement:

         1. Letter Agreement, dated December 12, 2000 between the Company, the Fund and Mortimer B. Fuller, III (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K, filed December 20, 2000).

         2. Stock Purchase Agreement by and between the Company and the Fund, dated October 19, 2000 (incorporated by reference to
                 Exhibit 10.1 to the Company's current report on Form 8-K, filed December 20, 2000).

         3. Certificate of Designation of 4.0% Senior Redeemable Convertible Preferred Stock, Series A, dated December 11, 2000 (incorporated by reference to Exhibit 3.2 to the Company's current report on Form 8-K, filed December 20,
                 2000).

         4. Registration Rights Agreement between the Company and the Fund, dated December 12, 2000 (incorporated by reference to
                 Exhibit 10.2 to the Company's current report on Form 8-K, filed December 20, 2000).

                                   SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on
Schedule 13D is true, complete and correct.

Dated:   December 21, 2000                 /s/ Mortimer B.Fuller, III
                                           --------------------------
                                           Mortimer B. Fuller, III













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

                                 EXHIBIT INDEX

Exhibit No.      Description

1. Letter Agreement, dated December 12, 2000 between the Company, the Fund and Mortimer B. Fuller, III (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K, filed December 20, 2000).

2. Stock Purchase Agreement by and between the Company and the Fund, dated October 19, 2000 (incorporated by reference to
                 Exhibit 10.1 to the Company's current report on Form 8-K, filed December 20, 2000).

3. Certificate of Designation of 4.0% Senior Redeemable Convertible Preferred Stock, Series A, dated December 11, 2000 (incorporated by reference to Exhibit 3.2 to the Company's current report on Form 8-K, filed December 20,
                 2000).

4. Registration Rights Agreement between the Company and the Fund III, L.P., dated December 12, 2000 (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K, filed December 20, 2000).
























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